DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

February 25, 2008

File #82-627

[redacted]

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

08001069

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated February 25, 2008

Enclosed is a copy of our News Release dated February 25, 2008 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
MAR 0 6 2008
THOMSON
FINANCIAL

Enclosure

DENTONIA RESOURCES LTD.

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

February 25, 2008 For Immediate Release

Final assay results received for Lennac Lake phase 2 drill program – drill hole LL07-16 intersects 62 metres averaging 0.037% Mo including 4 metres averaging 0.091% Mo

Dentonia Resources Ltd. ("Dentonia") has now received the assay result from the 2nd phase of its winter drill program. A definite trend of improved Mo mineralization to the north of these drill holes has been established and rock samples suggest the presence of a proximate intrusive body, which has not been intersected at this stage, see details below. Prior to any further drilling, IP and Mag surveys are recommended.

The Lennac Lake project is located in the Babine Porphyry copper district, where two past producing mines, Bell and Granisle, with respective mineral resources of 400Mt+, grading 0.44% Cu, and 125Mt+ grading 0.44% Cu, were located.

Previous historical work on the Lennac Lake property defined 3 areas of Cu+/-Mo mineralization referred to as the West, East and Southeast zones within an area of roughly 3 square kilometres (Figure 1). The West and to a lesser extent the East zone were drill tested by Amax Exploration in 1973 and 1974. The Southeast zone, which was discovered in the early 1990's, had not been drill tested prior to the current drill program. Between August 15 and October 15, 639 metres of AQ diamond drilling in 9 short drill holes (none of which exceeded 100 metres in vertical depth) was completed in the Southeast Zone. Results of this drilling were disclosed in two previous news releases dated November 16, 2007 and January 26, 2008. This drilling indicated anomalous concentrations of Mo, Cu, Ag and to a lesser extent Au occur in clay altered volcanic rocks and feldspar porphyry dykes over a distance of 800 metres. Dentonia, encouraged by the extensive alteration and fine-grained sulphide mineralization intersected in the 9 short AQ drill holes, contracted Driftwood Diamond Drilling of Smithers B.C. to do additional drilling on the property. A total of 2,650 metres of NQ diamond drilling was completed in 9 drill holes (Table 1) between early December 2007 and January 18, 2008 when the drilling program was completed.

Table 1. Phase 2 drill hole information

Drill hole	Easting	Northing	Elev.	Length	Casing	Azimuth	Inclination	Phase
LL07-10	673329	6068763	995	324.00	6.09	0	-90	2
LL07-11	673329	6068763	995	298.09	6.00	45	-55	2
LL07-12	673329	6068763	995	267.61	6.00	135	-55	2
LL07-13	673329	6068763	995	340.77	6.00	225	-45	2
LL08-14	673393	6068429	1005	304.19	6.00	225	-55	2
LL08-15	673393	6068429	1005	293.52	4.57	45	-55	2
LL08-16	673341	6069004	990	295.04	4.57	225	-55	2
LL08-17	673341	6069004	990	259.37	6.00	45	-55	2
LL08-18	672415	6069327	1010	267.61	3.04	0	-90	2
TOTAL:				2,650.20				

Note: coordinates NAD83, UTM zone 9; all measurements in metres

Assay Results

Dentonia has now received assay results for drill holes LL07-10 to LL07-18. Best intersections from this drilling are listed in table 2 below. As outlined in a previous news release drill holes 10 through 17 intersected a northwest trending zone of fine-grained feldspar porphyry dykes that are pervasively clay altered and in places contain anomalous concentrations of Mo, Cu, Ag and Au. A zone of molybdenite veining was intersected in drill holes 10, 11, 13 and 16. This zone appears to be trending north to northwest, is steeply dipping and is up to 50 metres in width and over 250 metres long. Best results were from drill hole 16, the most northerly drill hole, suggesting an improvement in grade in this direction (Figure 2). The fine-grained porphyry intrusions are cut by younger, coarse-grained quartz-biotite-feldspar porphyry dykes that do not carry molybdenite bearing veins. Both these intrusions and surrounding volcanic rocks have a strong advanced argillic alteration overprint that post-dates molybdenum mineralization. A shallow dipping fault was intersected in holes 10, 11, 12, 13, 14 and 16 and appears to truncate the fine-grained feldspar porphyry dykes at around 280 metres below surface in hole 10. Below the fault are hornfelsed volcanic rocks with strong propylitic alteration. These rocks are interpreted to be proximal to an intrusive body which has not yet been intersected in the drilling completed to date.

Drill hole 18 was collared on the old Amax access road near percussion drill hole LL73-39. Hole 18 was drilled parallel to this hole and went to a depth of 267.61 metres. Some molybdenite veining was intersected between 61 and 83 metres which averaged 0.03% Mo. From 63 to 161 metres the hole average 0.166% Cu with one 6 metre interval averaging 0.492% Cu.

Table 2. Significant drill intersections for holes LL07-10 to LL08-18.

Hole		From	To	Length	Mo%	Cu%
LL07-10		85	199	114	0.022	0.070
	including	183	185	2	0.080	0.034
	including	191	193	2	0.068	0.334
LL07-11		9	91	82	0.024	0.059
	including	31	33	2	0.064	0.034
	including	57	59	2	0.106	0.020
	including	83	85	2	0.073	0.128
LL07-12		no significant intersections				
LL07-13		91	145	54	0.033	0.031
	including	121	125	4	0.145	0.046
LL07-14		no significant intersections				
LL07-15		no significant intersections				
LL08-16		125	187	62	0.037	0.067
	including	183	187	4	0.091	0.041
LL08-17		no significant intersections				
LL08-18		61	83	22	0.030	0.098
		63	131	68	0.014	0.166
	including	115	121	6	0.011	0.492

All analyses were done by Acme Analytical Laboratories, Vancouver, B.C., Canada, an ISO 9002 accredited laboratory, using the hot Agua Regia digestion and ICP-ES and ICP-MS analytical techniques.


670000 m
670500 m
671000 m
671500 m
672000 m
672500 m
673000 m
673500 m
674000 m
674500 m
6071000 m
6070500 m
6070000 m
6069500 m
6069000 m
6068500 m
6068000 m
6067500 m
6067000 m
West Zone
551061
552273
East Zone
SE Zone
551062
Lennac Lake
552275
Jacob
1000
0
500 m
mineral zone boundary
showings
geological contact
old exploration road
Amax drill hole sites (1973-74)
Dentonia drill hole sites

Figure 1. Lennac Lake claim map showing location of mineral zones and previous drilling.


673000 m
673200 m
673400 m
673600 m
673800 m
6069000 m
6068800 m
6068600 m
6068400 m
6068200 m
Dentonia Resources Ltd.
Lennac Lake Project
Southeast Zone
Drill Hole Plan
January 26, 2008
LL08-17
LL07-1
altered lapilli tuff & breccia
LL07-8
LL08-16
LL07-2
LL07-3
LL07-11
LL07-10
LL07-9
LL07-4
LL07-12
feldspar porphyry dykes
LL07-7
LL07-13
altered lapilli tuff & breccia
LL08-15
LL07-7a
LL07-5
LL07-6
LL08-14
Drill hole collar - Phase 2
Drill hole collar - Phase 1
Phase 1 drill hole trace
Phase 2 drill hole trace
outcrop - andesite, tuff
outcrop - rhyolite breccia
old exploration road
old cat trail
0
200 m

Figure 2. Drill hole plan, Southeast zone, Lennac Lake property.


E733128

Plate 1. Banded quartz-molybdenite vein in fine-grained feldspar porphyry at 148.1 metres depth, drill hole LL07-10 (vertical drill hole).

Qualified Person

Don MacIntyre, Ph.D., P.Eng., Dentonia's qualified person under National Instrument 43-101 and a vendor of the property, has designed and conducted the Lennac Lake exploration program and has perused and approved the technical data disclosed in this news release.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

Mt = million tones
Ppm = parts per million
Ppb = parts per billion

END